SEQUENOM, Inc 3595 John Hopkins Court, San Diego, CA 92121 USA Telephone: 858 202 9000 Fax: 858 202 9001

June 15, 2010

Via EDGAR and FedEx

Mr. Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Sequenom, Inc.
Registration Statement on Form S-3
Filed May 25, 2010
File No. 333-167061

Ladies and Gentlemen:

On behalf of Sequenom, Inc. (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission, by letter dated June 3, 2010 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-3, filed on May 25, 2010 (the “Form S-3”). The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the numbering of the Comment Letter.

General

1.	We issued comments in a letter dated May 27, 2010 on your annual report on Form 10-K for the year ended December 31, 2009. Please ensure that you have resolved all comments on that filing prior to requesting acceleration of the effective date of this registration statement on Form S-3.

Response:

The Company acknowledges the Staff’s comment and will resolve all comments received from the Staff regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 prior to requesting acceleration of the effective date of the Form S-3.

Mr. Ruairi Regan

June 15, 2010

Page Two

Please contact me at (858) 202-9016 or D. Bradley Peck of Cooley LLP at (858) 550-6012 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

/s/ Paul V. Maier
Paul V. Maier
Chief Financial Officer

cc:	Harry F. Hixson, Jr., Chief Executive Officer
Clarke W. Neumann, Esq., Vice President and General Counsel
D. Bradley Peck, Esq., Cooley LLP
J. Patrick Loofbourrow, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP